UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of report: August 15, 2022

Commission file number 1-33198

ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its Charter)

Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Item 1 — Information Contained in this Form 6-K Report.

As previously disclosed, on August 12, 2022, Altera Infrastructure L.P. (the “Partnership”) and certain of its affiliates and subsidiaries filed voluntary petitions (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division.

On August 15, 2022, the Partnership received a letter from the New York Stock Exchange (the “NYSE”) notifying the Partnership that as a result of the Chapter 11 Cases and in accordance with section 802.01D of the NYSE’s Listed Company Manual, the NYSE has determined that the Partnership’s 7.25% Series A Cumulative Redeemable Preferred Units (the “Series A Units”), 8.50% Series B Cumulative Redeemable Preferred Units (the “Series B Units”) and 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series E Units” and, together with the Series A Units and Series B Units, the “Units”) will be delisted from the NYSE. The NYSE also notified the Partnership that trading of the Units has been halted as of August 15, 2022.

The Partnership does not intend to appeal the NYSE’s determination. A Form 25 will be filed with the Securities and Exchange Commission, which will remove the Units from listing and registration on the NYSE. The Partnership expects that its Units will be eligible to be quoted on the OTC Pink operated by the OTC Markets Group Inc. (the “OTC Pink”) if one or more brokers choose to make a market for the Units. To the extent the Units are quoted on the OTC Pink, the Partnership expects such market may provide significantly less liquidity than the NYSE, and trading prices of the Units may decline. However, there can be no assurances regarding any such initial quotation, the existence of a market or trading prices. Due to the risks and uncertainties resulting from the Chapter 11 Cases, trading in the Partnership’s Units during the pendency of the Chapter 11 Cases poses substantial risks.

Cautionary Statement Concerning Forward-Looking Statements

This report on Form 6-K contains “forward-looking statements” related to future events. Forward-looking statements contain words such as “expect,” “anticipate,” “could,” “should,” “intend,” “plan,” “believe,” “seek,” “see,” “may,” “will,” “would,” or “target.” Forward-looking statements are based on management’s current expectations, beliefs, assumptions and estimates and may include, for example, statements regarding the Partnership’s intention not to file an appeal regarding the delisting determination and the trading of the Partnership’s Units on the OTC Pink. Forward-looking statements are also subject to the risk factors and cautionary language described from time to time in the reports the Partnership files with the U.S. Securities and Exchange Commission, including those in the Partnership’s most recent Annual Report on Form 20-F. These risks and uncertainties may cause actual future results to be materially different than those expressed in such forward-looking statements. The Partnership has no obligation to update or revise these forward-looking statements and does not undertake to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 18, 2022

ALTERA INFRASTRUCTURE L.P.

By:	/s/ Mark Mitchell
Name: Mark Mitchell
Title: Company Secretary